October 11, 2024

Aamira Chaudhry

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Calor Del Sol Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 19, 2024
File No. 333-280138

Dear Miss Chaudhry;

In response to your letter dated September 16, 2024 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Calor Del Sol Inc. (the “Company”). Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s September 16, 2024 letter in italicized text immediately before our response.

Cover Page

1. In future amendments, please include the delaying amendment legend required by Rule 473 under the Securities Act on the front cover page of the registration statement. Refer to Item 501(a) of Regulation S-K.

Response:

The delaying amendment legend required by Rule 473 under the Securities Act will now be on the front cover page of the registration statement and future amendments.

2. Please disclose that all 4,000,000 outstanding shares of common stock are held by your CEO Alejandro Hernandez and that Mr. Hernandez will continue to hold a majority of outstanding shares even if all shares in the offering are sold. Disclose the percentage of common stock he will own assuming the sale of all 3,000,000 shares, and acknowledge that he will have the ability to control the outcome of matters requiring shareholder approval, if true. Include similar disclosure in the prospectus summary.

Response:

We have inserted the disclosure, and also in the prospectus summary, regarding the 4,000,000 shares held by Mr. Hernandez, what percentage he will hold if all 3,000,000 shares in this offering are sold, and that he will have the ability to control the outcome of matters requiring shareholder approval.

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3. We note your statement that you have “irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(B) of the Jump Start Business Act of 2012.” If true, please check the cover page box indicating that you are electing not to use the extended transition period.

Response:

We have revised our disclosure on page 2 and checked the cover page box indicating that we are electing not to use the extended transition period pursuant to section 107(B) of the Jump Start Business Act of 2012.

Prospectus Summary, page 6

4. Where you discuss the going concern qualification in your independent auditor’s report, please also disclose your working capital deficit as of the end of the most recent period covered by your financial statements.

Response:

We have revised our disclosure on page 6 to include our working capital deficit as of the end of our most recent period covered by our financial statements.

Risk Factors, page 9

5. We note your disclosure elsewhere that you are a “shell company” as defined in Rule 405 under the Securities Act. Please add a risk factor that highlights the consequences of shell company status. For example, discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response:

We have revised our disclosure on page 9 to include shell company status as a risk factor. We have included consequences of investing in our Company with shell status and how it will impact additional capital.

Dilution, page 15

6. Please tell us how you determined the post offering net tangible book value and net tangible book value per share for each of the presumed sale percentages.

Response:

We calculated in our disclosure the post offering net tangible book value after financing divided by shares outstanding after financial. Calculations were done the same for each of the presumed sale percentages.

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7. Please tell us how you determined the pre-offering net tangible book value per share considering your pre-offering net tangible book value is ($20,132) and there were 4,000,000 shares standing at April 30, 2024.

Response:

We calculated in our disclosure the pre-offering net tangible book value per share by taking net tangible book value before offering and divided by Input shares outstanding before offering. Further we believe the tangible book value was ($11,126) not ($20,132)

8. It appears your anticipated net proceeds of $63,864 disclosed in the table for “Purchasers of Shares if all of the Shares are Sold” is inconsistent with the anticipated net offering proceeds of $74,990 disclosed in the table for “Existing Stockholders if all of the Shares are Sold” and the Use of Proceeds if 100% of the shares are sold on page 14. Please clarify or revise.

Response:

We have revised our disclosure on page 16 under the table for “Purchasers of Shares if all of the Shares are Sold” for Anticipated Net Proceeds to the correct amount of $74,990.

Liquidity and Capital Resource, page 19

9. Please clarify the nature and scope of Mr. Hernandez’s agreement to loan additional funds to the company. In this section, you state that he “has agreed to advance funds as needed until the offering is completed or failed,” while at page 14 you disclose that he will only loan enough funds “to complete the registration process.” You have also filed a verbal agreement with Mr. Hernandez as an “oral contract” exhibit to the registration statement, which is inconsistent with your disclosure elsewhere that his commitment to advance funds is “informal” and not “legally binding.” Please revise throughout to consistently indicate, if true, that Mr. Hernandez has entered into an agreement with respect to his commitment to loan additional funds, and clarify the amount of funds he has agreed to loan and the circumstances under which such loan(s) may be made.

Response:

We have revised our disclosure throughout to clarify Mr. Hernandez’s agreement to loan funds to the Company in terms of the amount and the circumstances under which such loan(s) will be made.

Description of Business, page 20

10. Revise the description of your plan of operations to specify what you intend to accomplish during the remainder of the fiscal year ending April 30, 2025 and state your opinion as to the period of time that the proceeds of the offering will satisfy cash requirements. State when it will be necessary to raise additional funds to meet your required expenditures. In this regard, we note inconsistent disclosure as to your anticipated capital requirements and the funds necessary for the various phases in your plan of operations. For example, at page 18 you state that Phase 1 consists of “complet[ing] this offering of $150,000,” whereas it appears that maximum proceeds of this offering will be $90,000. There is also inconsistent disclosure as to whether Phase 1 requires a minimum of $150,000 or $175,000. Clarify, if true, that you will require funds in addition to the offering proceeds to complete Phase 1, disclose the amount of any such funds and their intended uses, and discuss how you will attempt to raise such funds. Additionally, we note that your discussion of your plan of operations elsewhere states that you intend to “develop our business relationship with a proposed manufacturer and supplier.” Clarify whether a specific manufacturer has been identified and, if so, whether any agreement with such manufacturer has been entered into.

Response:

We have revised our disclosure addressing the description of our plan of operations regarding how the Company will raise the necessary funds, the amount needed, and what the intended use of the funds are for. We have revised our disclosure to have a consistent dollar amount needed to complete Phase 1 and we also clarify in regards to a manufacturer.

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Executive Compensation, page 27

11. As you disclose elsewhere that Mr. Hernandez serves as your President and CEO, please revise so that the summary compensation table discloses compensation paid to him during your most recently completed fiscal year. Alternatively, explain why the table discloses compensation paid to “Reymund Guillermo.” If Mr. Hernandez is your sole executive officer, please remove your statement at page 27 that he is an “independent contractor” and that you have no employees, or explain to us why such disclosure is accurate.

Response:

We have revised our disclosure on page 27 to include Mr. Hernandez’ compensation for the latest fiscal year in the summary compensation table and the correction of his name. We have also revised on page 27 the removal of “independent contractor”.

Certain Relationships and Related Transactions, page 28

12. Please disclose the amount due to Mr. Hernandez for advancement of funds as of the latest practicable date. Refer to Items 404(d) and 404(a)(5) of Regulation S-K. Additionally, if there is a written or verbal agreement with Mr. Hernandez to advance additional funds to the company, disclose such arrangements in this section.

Response:

We have revised our disclosure on page 28 to include the amount due to Mr. Hernandez and we have included details on the verbal agreement for additional funds he has with the Company.

Financial Statements, page 34

13. We note the audit opinion relates to the comparative financial statements for the year ended April 30, 2024 and period May 24, 2022 (inception) to April 30, 2023. Please tell us your basis for including financial statements for the prior periods, May 24, 2022 (inception) to April 30,2023, the unaudited three months ended July 30, 2023 and the unaudited six months ended October 31, 2023. Please refer to the guidance in Rule 8 of Regulation S-X.

Response:

We have revised our disclosure by eliminating all financial statements except the current year end April 30, 2024 and included the period ending July 31, 2024 as per Rule 8 of Regulation S-X.

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Management Discussion and Analysis of Financial Condition and Results of Operations, page 36

14. Please revise to provide the disclosures required by Item 303 of Regulation S-K.

Response:

We have revised our disclosure to include disclosures required by Item 303 of Regulation S-K.

Exhibits

Exhibit 3.1 Authorized Shares

15. It is unclear from Exhibit 3.1 that you have authorized capital stock of 200,000,000 shares of common stock, as section 8 (“Authorized Shares”) of Form NRS 78 - Articles of Incorporation Profit Corporation included in such exhibit shows “0” common shares and “0” preferred shares. Please include in this exhibit the amendment to your Articles of Incorporation demonstrating that you have 200,000,000 authorized shares of common stock, or advise.

Response:

We have revised our disclosure to include the amended copy of the Articles of Incorporation Profit Corporation for the authorization of 200,000,000 common shares.

Exhibit 5.1 Legal Opinion

16. Please have counsel revise the legal opinion filed as Exhibit 5.1 to include such counsel’s consent to being named in the registration statement, in addition to their consent to the filing of the opinion as an exhibit to the registration statement. Refer to Section IV of Staff Legal Bulletin No. 19.

Response:

The Legal Opinion filed has been revised to include the Firm’s consent to being named in the registration statement.

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